AB 3/17/06 *

06004874

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66735

SEC MAIL PROCESSING RECEIVED FEB 2 8 2006 WASH., D.C. 153 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fox River Execution Technology, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Avenue
(No. and Street)

Geneva	**Illinois**	**60134**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William A. DeRonne **(630) 482-5112**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

PROCESSED APR 2 7 2006 THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CH 4/26/06

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William A. DeRonne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fox River Execution Technology, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Notary Public

OFFICIAL SEAL
JOSIE INLOW
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-14-2007

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Members' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) Supplemental Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Fox River Execution Technology, LLC
(An Illinois Limited Liability Company)
December 31, 2005

Fox River Execution Technology, LLC
(An Illinois Limited Liability Company)

Statement of Financial Condition

December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
Fox River Execution Technology, LLC

We have audited the accompanying statement of financial condition of Fox River Execution Technology, LLC (the Company) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 9, 2006

Fox River Execution Technology, LLC
(An Illinois Limited Liability Company)

Statement of Financial Condition

December 31, 2005

Assets		
Cash and cash equivalents	$	305,357
Receivables from clearing brokers		256,038
Interest receivable		309
Fixed assets (net of accumulated depreciation of $97)		1,261
Other assets		105
Total assets	$	563,070
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued expenses	$	12,317
Total liabilities		12,317
Members' equity		550,753
Total liabilities and members' equity	$	563,070

See notes to statement of financial condition.

1. Organization and Nature of Business

Fox River Execution Technology, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (the SEC). The Company was organized as a limited liability company on June 21, 2004, under the laws of the state of Illinois. On June 7, 2005, the Company was accepted as a member of the National Association of Securities Dealers, Inc. (NASD). The Company was formed to engage in the business of providing execution services for other broker-dealers and institutional customers using a proprietary volume-weighted average pricing system owned by a member of the Company. The Company has entered into clearing agreements with unrelated broker-dealers to process and clear all of the Company's securities transactions. As of December 31, 2005, the Company was not yet fully operational and had not commenced any securities execution services.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition is reasonable and prudent. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of money market funds and short-term, highly liquid investments having a maturity of 90 days or less at time of purchase.

Receivables From Clearing Brokers

Receivables from clearing brokers include cash balances held at the brokers. The Company earns interest from its clearing brokers on credit balances.

Fixed Assets

Fixed assets include furniture and fixtures, which are depreciated using the straight-line method over the estimated useful lives of the assets, currently 7 years.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a partnership for U.S. income tax purposes. A partnership is not liable for income taxes as each partner recognizes its proportionate share of the partnership taxable income or loss in its tax return; therefore, no provision for taxes is made in the Company's statement of financial condition.

3. Related-Party Transactions

For the year ended December 31, 2005, one of the Company's members provided administrative and operational support to the Company at no expense to the Company, other than the reimbursement of any direct costs incurred.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to $100,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2005, the Company had net capital of $544,359, which was $444,359 in excess of the required net capital of $100,000.